บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. **(66 2) 502-3000-7** Fax: **(66 2) 502-3150-2,** URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

January 24, 2003 82-4876

03 FEB -4 AM 7:21

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corpor
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549 USA

03003566

Re : Jasmine International Public Company Limited
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

With reference to your approval file No. 82-4876 dated October 2, 1998 with regard to the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for securities of Jasmine International Public Company Limited (the "Company"). In order to continue to claim this exemption, we furnish to the Commission the information required by the Rule 12g3-2(b). The following items are the information that were made public, filed with an exchange or distributed to security holders of the Company :

1. Title : Notice of Information Regarding the Exercise of the Rights Warrants (ADMS 66/45)
   Date : August 20, 2002
2. Title : Report on Changing Board of Directors of Jasmine International PLC. (ADMS 68/45)
   Date : September 13, 2002
3. Title : Reports the Results of Warrant Conversion to Common Shares (ADMS 70/45)
   Date : September 17, 2002
4. Title : Reports on the Progress on Business Rehabilitation (ADMS 72/45)
   Date : September 17, 2002
5. Title : Report on the Progress of Business Rehabilitation (ADMS 79/45)
   Date : October 11, 2002
6. Title : Submits its Reviewed Quarterly Financial Statements (ADMS 80/45)
   Date : November 13, 2002
7. Title : Notice of Information Regarding the Exercise of the Rights Warrants (ADMS 82/45)
   Date : November 20, 2002
8. Title : 2003 Public Holidays of JASMIN (ADMS 87/45)
   Date : December 6, 2002
9. Title : Reports the Results of Warrant Conversion to Common Shares (ADMS 88/45)
   Date : December 17, 2002
10. Title : Inform Additional Holiday in 2002 of JASMIN (ADMS 90/45)
    Date : December 18, 2002
11. Title : Chang of Director of the Planner and Report on the New Authorized Signature (ADMS 91/45)
    Date : December 25, 2002

PROCESSED
FEB 1 1 2003
THOMSON FINANCIAL

Dlw 2/4

In the event that any questions should arise in connection with this matter, please contact me at Tel: (662) 502-3013; Fax: (662) 502-3152 or E-Mail: vorasak.p@jasmine.com

Very truly yours,
Jasmine International Public Company Limited

By : ______________________
Name : Mr. Vorasak Pittawong
Title : Vice President
Accounting & Finance Department

Enclosures.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL: http://www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 91/45

25 December 2002

Subj. : Change of director of the planner and report on the new authorized signature.

Jasmine International Public Company Limited (JASMIN) would like to in form that the extra-ordinary shareholders meeting No. 1/2002 held on 24 December 2002 of Chaengwatana Planner Co., Ltd., who was appointed to be the planner of JASMIN, passed the resolutions to acknowledge the resignation from director of Mrs. Pindao Rojanakul and ratify the election Miss Oranuch Chandhasin to be director of Chaengwatana Planner Co., Ltd. instead of Mrs. Pindao Rojanakul since 2 January 2003 onwards.

Please also find the following name and signature of the authorized person who can report any information of JASMIN to the Stock Exchange of Thailand replacing Mrs. Pindao Rojanakul.

Name-Surname	*Position*	*Signature*
Miss Oranuch Chandhasin	Director of the planner	(signed)

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature (signed) Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Planner of
Jasmine International Public Company Limited

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 90/45
18 December 2002

Subject : Inform additional holiday in 2002 of JASMIN

Refer to Jasmine International Public Company Limited (JASMIN)'s letter ADMS 96/44 dated 19 December 2002, the company would like to inform additional holiday on Monday 30th December 2002.

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ____________________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Planner of
Jasmine International Public Company Limited

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 88/45

17 December, 2002

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
REPORTS THE RESULTS OF WARRANT CONVERSION TO COMMON SHARES

As Jasmine International Public Company Limited (JASMIN) has issued and offered warrants to purchase new shares to the existing shareholders and the directors or employees of the company and its subsidiaries, JASMIN would like to report the results of warrant conversion to common shares as follows :-

1) *Warrants offered to the existing shareholders*
Refer to the resolution of the Annual General Meeting No 1/1999 held on 27 April 1999, approving the capital increase of the company by issuing 333.6 million units of warrant to the existing shareholders, the warrant holders can exercise right on the date 15th of March, June, September and December of each year through the maturity date. JASMIN has set the date for converting the company's warrants at the ratio of 1 right warrant into 1 common share at Baht 5.- per share. Date to notify the intention to exercise is 1-14 December 2002. The exercise date is on 16 December 2002. The results of the conversion are as follows:

- No warrant holder exercises his right -

After this conversion, there are 257,356,537 remaining warrants.

2) *Warrants offered to directors or employees of the company and its subsidiaries*
Refer to the resolution of the Extra-ordinary Shareholders Meeting of JASMIN No. 1/2000 held on 4 September 2000, approving the issuance and offering of warrants to purchase new shares to directors or employees of the company and its subsidiaries at total amount of the project 18,375,706 units, allocated in 3 classes as follows;

- Warrant Class 1 11,749,574 units (divided into 3 grants)
- Warrant Class 2 5,426,132 units (divided into 10 grants)
- Warrant Class 3 1,200,000 units (divided into 2 grants)

And approved the allocation of 18,375,706 ordinary shares at par value 10.- Baht each allocated to guarantee the use of rights exercised under the warrant to purchase ordinary shares of the company under the warrant issued to the directors or employees of the company and its subsidiaries.

Following to the mention project, the company issued and offered warrants as the following details :-

Warrant Class	Issue No.	Issued and Offered (Unit)	Offered price per unit (Baht)	Exercise price per unit (Baht)
1	1	3,916,524	0	10
	2	3,872,847	0	10
2	1	622,415	0	15
	2	462,811	0	20
	3	622,415	0	16.50
	4	462,811	0	22
3	1	600,000	0	15
	2	600,000	0	15

The warrant holder can exercise on every 3 months on the date 15th of March, June, September and December of each year from the first day of exercise date specified in the warrant until the expiry date. In this time, the exercise date is on 16 December 2002, date to notify the intention to exercise is 1-14 December 2002. The ratio to exercise for every warrant class is 1 warrant unit per 1 common share at the above mentioned exercise prices.

The company would like to report the results of the conversion as follows :-

- No warrant holder exercises his right -

After this conversion, there will be warrants remaining as follows :-

- Warrant Class 1 Issue No. 1	3,916,524	units
- Warrant Class 1 Issue No. 2	3,872,847	units
- Warrant Class 2 Issue No. 1	622,415	units
- Warrant Class 2 Issue No. 2	462,811	units
- Warrant Class 2 Issue No. 3	622,415	units
- Warrant Class 2 Issue No. 4	462,811	units
- Warrant Class 3 Issue No. 1	600,000	units
- Warrant Class 3 Issue No. 2	600,000	units

The company will have a paid-up capital Baht 4,745,514,280.

Signature ______________________ Authorized director

(Mr. Somboon Patcharasopak)

Chaengwatana Planner Co., Ltd., Planner of

Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด

CHAENGWATANA PLANNER CO., LTD.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL: http://www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 87/45
6 December 2002

Subject : 2003 Public Holidays of JASMIN

Jasmine International Public Company Limited (JASMIN) would like to inform public holidays in 2003 as follows:-

1.	Wednesday	1	January	New Year's Day
2.	Monday	17	February	Substitution for Makha Bucha Day
3.	Monday	7	April	Substitution for Chakri Day
4.	Monday	14	April	Songkran Day
5.	Tuesday	15	April	Songkran Day
6.	Thursday	1	May	National Labor Day
7.	Monday	5	May	Coronation Day
8.	Thursday	15	May	Visakha Bucha Day
9.	Monday	14	July	Buddhist lent Day
10.	Tuesday	12	August	H.M.The Queen's Birthday
11.	Thursday	23	October	Chulalongkorn Day
12.	Friday	5	December	H.M.The King's Birthday
13.	Wednesday	10	December	Constitution Day
14.	Wednesday	31	December	New Year's Eve

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature_______________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Planner of
Jasmine International Public Company Limited

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 82/45

November 20, 2002

Subject : Notice of Information Regarding the Exercise of the Rights Warrants

To : Warrant Holders of Jasmine International Public Company Limited

Jasmine International Public Company Limited would like to inform you the information regarding the Exercise of 257,356,537 units of the Company's Rights Warrants as follows:

1. The Exercise Date is on December 16, 2002 during 8.30 to 15.30 hours.
2. The Notification Period is during 8.30 to 15.30 hours on the Company's business day on December 1, 2002 through December 14, 2002.
3. Contact Place to exercise the Rights Warrants and to get the Subscription Forms is:
   - Jasmine International Public Company Limited
     200, 29th-30th Floor, Moo 4, Chaengwattana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand, Telephone No. (66 2) 502-3000-7, Fax No. (66 2) 502-3151
   - Or at any office of the brokerage companies during the Notification Period.
4. The Exercise Ratio and the Exercise Price to subscribe the Company's Common Shares :
   1 Rights Warrant has a right to subscribe 1 Common Share of the Company at the price of Baht 5 per share.

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________________ Authorized director

(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Planner of
Jasmine International Public Company Limited

Copy to The Stock Exchange of Thailand

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 80/45

November 13, 2002

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
SUBMITS ITS REVIEWED QUARTERLY FINANCIAL STATEMENTS

Jasmine International Public Company Limited (JASMIN) would like to submit its reviewed financial statements for the third quarter of 2002, ending September 30, 2002. These financial statements have been

( ) approved by the company's Executive Committee
( ) approved by the company's Board of Directors
(✓) reviewed by the company's Audit Committee at the meeting No. 5/2002 held on November 13, 2002.
(✓) approved by the Board of Directors of Chaengwatana Planner Co., Ltd., on behalf of planner of Jasmine International Public Company Limited at the meeting No. 3/2002 held on November 13, 2002.

In addition, stated below is the report on the company's operation results.

The company and its subsidiaries incurred net loss of Bt. 529 million from operation decreasing Bt. 949 million or 226% from net profit of Bt. 420 million compared with the same period last year. The reasons are as follows :-

1. The company and its subsidiaries had total sales at the amount of Bt. 1,018 million increasing Bt. 20 million or 2% from the same quarter last year caused by the increase revenues of the company and its subsidiaries received from design, supply and installation the Signalling and Telecommunications Double Track Railway Project Package ST1 of the State Railway of Thailand.
2. The company and its subsidiaries incurred net loss of Bt. 39 million from operations decreasing from the same quarter last year. Breakdown of profit (loss) from operation is as follows :

2.1	Jasmine Submarine Telecommunications Co., Ltd. and its subsidiaries	Bt.	11	Million
2.2	Acumen Co., Ltd. and its subsidiaries	Bt.	50	Million
2.3	Jasmine International Public Company Limited	Bt.	(67)	Million
2.4	Jasmine International Overseas Co., Ltd. and its subsidiaries	Bt.	(54)	Million
2.5	Others	Bt.	21	Million
	Total	Bt.	(39)	Million

3. The company and its subsidiaries incurred net loss of Bt. 244 million from the foreign exchange rate as a result of the Baht depreciation against the US Dollar and the Japanese Yen.
4. The company and its subsidiaries incurred loss of Bt. 246 million from sharing loss of associated companies, mainly from TT&T Public Company Limited.

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ____________________ Authorized director

(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Planner of
Jasmine International Public Company Limited

JASMIN reports reviewed quarterly financial statements as follows.

Jasmine International Public Company Limited

					Reviewed
	Ending September 30,				(In thousands)
		Quarter 3		For 9 Months	
	Year	2002	2001	2002	2001
Net profit (loss)		(529,975)	420,544	(1,632,417)	380,192
EPS (baht)		(1.28)	1.07	(3.94)	0.98

Comment : 1. Please see details in financial statements, auditor's report and remarks from SET Information Management System

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature...

(Mr.Somboon Patcharasopak)

Chaengwatana Planner Co., Ltd. Planner of

Jasmine International Public Company Limited

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 79/45

11 October 2002

Subj. : Progression of Business Rehabilitation
Ref. : A letter No. ADMS 72/45 dated 17 September 2002

As each of Jasmine International Public Company Limited (JASMIN) and Jasmine International Overseas Co., Ltd. (JIOC) have received the order from the Central Bankruptcy Court on 17 September 2002 to be under rehabilitation process, we would like to inform you of the progress on the following matters:

The Official Receiver shall publish in the Royal Government Gazette on 29 October 2002, consequently the debtors' rehabilitation proceedings shall be due as follows

1) The due date for filing a applications for debts repayment : 29 November 2002.
2) The due date for filing contend or objection for debt claims : 13 December 2002.
3) The due date for the planner to submit the rehabilitation plan to Official Receiver : 29 January 2003.

Any progress on these matters will be further notified.

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature________________________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Planner of
Jasmine International Public Company Limited

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 72/45

17 September 2002

Subj. : The Progress on Business Rehabilitation
Ref. : A letter No. ADMS 64/45 dated 13 August 2002

As each of Jasmine International Public Company Limited (JASMIN) and Jasmine International Overseas Co., Ltd. (JIOC) filed a petition with the Central Bankruptcy Court for its Business Rehabilitation on 9 August 2002 as mentioned in our letter ADMS 64/45 dated 13 August 2002, JASMIN and JIOC would like to inform that on 17 September 2002 the Central Bankruptcy Court has ordered JASMIN and JIOC to be under rehabilitation process and has also appointed Chaengwatana Planner Co., Ltd. and Pakkret Planner Co., Ltd. to be the planner of JASMIN and JIOC respectively.

Any progress on these matters will be further notified.

Please be informed accordingly.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน) • Jasmine International Public Company Limited •

Signature____________________ Authorized director
(Mr.Somboon Patcharasopak)
Director

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. (66 2) 502-3000-7 Fax: (66 2) 502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 70/45

17 September, 2002

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
REPORTS THE RESULTS OF WARRANT CONVERSION TO COMMON SHARES

As Jasmine International Public Company Limited (JASMIN) has issued and offered warrants to purchase new shares to the existing shareholders and the directors or employees of the company and its subsidiaries, JASMIN would like to report the results of warrant conversion to common shares as follows :-

1) Warrants offered to the existing shareholders
Refer to the resolution of the Annual General Meeting No 1/1999 held on 27 April 1999, approving the capital increase of the company by issuing 333.6 million units of warrant to the existing shareholders, the warrant holders can exercise right on the date 15th of March, June, September and December of each year through the maturity date. JASMIN has set the date for converting the company's warrants at the ratio of 1 right warrant into 1 common share at Baht 5.- per share. Date to notify the intention to exercise is 1-14 September 2002. The exercise date is on 16 September 2002. The results of the conversion are as follows:

- No warrant holder exercises his right -

After this conversion, there are 257,356,537 remaining warrants.

2) Warrants offered to directors or employees of the company and its subsidiaries
Refer to the resolution of the Extra-ordinary Shareholders Meeting of JASMIN No. 1/2000 held on 4 September 2000, approving the issuance and offering of warrants to purchase new shares to directors or employees of the company and its subsidiaries at total amount of the project 18,375,706 units, allocated in 3 classes as follows;

- Warrant Class 1 11,749,574 units (divided into 3 grants)
- Warrant Class 2 5,426,132 units (divided into 10 grants)
- Warrant Class 3 1,200,000 units (divided into 2 grants)

And approved the allocation of 18,375,706 ordinary shares at par value 10.- Baht each allocated to guarantee the use of rights exercised under the warrant to purchase ordinary shares of the company under the warrant issued to the directors or employees of the company and its subsidiaries.

Following to the mention project, the company issued and offered warrants as the following details :-

Warrant Class	*Issue No.*	*Issued and Offered (Unit)*	*Offered price per unit (Baht)*	*Exercise price per unit (Baht)*
1	1	3,916,524	0	10
	2	3,872,847	0	10
2	1	622,415	0	15
	2	462,811	0	20
	3	622,415	0	16.50
	4	462,811	0	22
3	1	600,000	0	15
	2	600,000	0	15

The warrant holder can exercise on every 3 months on the date 15th of March, June, September and December of each year from the first day of exercise date specified in the warrant until the expiry date. In this time, the exercise date is on 16 September 2002, date to notify the intention to exercise is 1-14 September 2002. The ratio to exercise for every warrant class is 1 warrant unit per 1 common share at the above mentioned exercise prices.

The company would like to report the results of the conversion as follows :-

- No warrant holder exercises his right -

After this conversion, there will be warrants remaining as follows :-

- Warrant Class 1 Issue No. 1	3,916,524	units
- Warrant Class 1 Issue No. 2	3,872,847	units
- Warrant Class 2 Issue No. 1	622,415	units
- Warrant Class 2 Issue No. 2	462,811	units
- Warrant Class 2 Issue No. 3	622,415	units
- Warrant Class 2 Issue No. 4	462,811	units
- Warrant Class 3 Issue No. 1	600,000	units
- Warrant Class 3 Issue No. 2	600,000	units

The company will have a paid-up capital Baht 4,745,514,280.

Jasmine International Public Company Limited

Signature ______________________ Authorized director

(Mr. Somboon Patcharasopak)

Director

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. (66 2) 502-3000-7 Fax: (66 2) 502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 68/45
13 September 2002

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
CHANGES ITS BOARD OF DIRECTORS

Jasmine International Public Company Limited (JASMIN) would like to inform that Mr.Phongchai Sirinaruemitr has resigned from President, Director and Executive Director of JASMIN, effective from 1 October 2002 onwards.

Please be informed accordingly.

Signature__________________ Authorized director
(Mr.Somboon Patcharasopak)
Director

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. (66 2) 502-3000-7 Fax: (66 2) 502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 66/45

August 20, 2002

Subject : Notice of Information Regarding the Exercise of the Rights Warrants
To : Warrant Holders of Jasmine International Public Company Limited

Jasmine International Public Company Limited would like to inform you the information regarding the Exercise of 257,356,537 units of the Company's Rights Warrants as follows:

1. The Exercise Date is on September 16, 2002 during 8.30 to 15.30 hours.
2. The Notification Period is during 8.30 to 15.30 hours on the Company's business day on September 1, 2002 through September 13, 2002.
3. Contact Place to exercise the Rights Warrants and to get the Subscription Forms is:
   - Jasmine International Public Company Limited
     200, 29th-30th Floor, Moo 4, Chaengwattana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand, Telephone No. (66 2) 502-3000-7, Fax No. (66 2) 502-3151
   - Or at any office of the brokerage companies during the Notification Period.
4. The Exercise Ratio and the Exercise Price to subscribe the Company's Common Shares :
   1 Rights Warrant has a right to subscribe 1 Common Share of the Company at the price of Baht 5 per share.

Please be informed accordingly.

Yours sincerely,
Jasmine International Public Company Limited

(Mr. Phongchai Sirinaruemitr)
President

Copy to The Stock Exchange of Thailand